UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Karooooo Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y4600W108

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Gobi Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,206,155
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,206,155
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,155
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.13%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. Y4600W108	13G/A	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Bo Shan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,206,155
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,206,155
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,155
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.13%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. Y4600W108	13G/A	Page 4 of 9

Item 1.

(a)	Name of Issuer

Karooooo Ltd.

(b)	Address of Issuer’s Principal Executive Offices

1 Harbourfront Avenue Keppel Bay Tower #14-07 Singapore 098632

Item 2.

(a)	Name of Person Filing

Gobi Capital LLC and Bo Shan together the “Reporting Persons”.

(b)	Address of the Principal Office of the Reporting Persons

909 Montgomery Street, Suite 400

San Francisco, CA 94133

(c)	Citizenship

Gobi is a Delaware limited liability company. Shan is a citizen of the United States.

(d)	Title of Class of Securities

Ordinary Shares, No Par Value

(e)	CUSIP Number

Y4600W108

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Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

This statement is being filed with respect to an aggregate of 2,206,155 shares of Ordinary Shares, resulting in beneficial ownership of Ordinary Shares as follows:

1.	Gobi Capital LLC
(a)	Amount Beneficially owned: 2,206,155.

(b)	Percent of Class: 7.13%.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,206,155.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,206,155.
2.	Bo Shan
(d)	Amount Beneficially owned: 2,206,155.

(e)	Percent of Class: 7.13%.

(f)	Number of shares to which the person has:

(v)	Sole power to vote or to direct the vote: 0.

(vi)	Shared power to vote or to direct the vote: 2,206,155.

(vii)	Sole power to dispose or to direct the disposition of: 0.

CUSIP No. Y4600W108	13G/A	Page 6 of 9

(viii)	Shared power to dispose or to direct the disposition of: 2,206,155.

Item 5.	Ownership of Five Percent or Less of a Class.

☐	As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Gobi Capital LLC (“Gobi”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,206,155 shares, or 7.13% of the Ordinary Shares believed to be outstanding, as a result of acting as investment adviser to various clients. Bo Shan is the managing member of Gobi and as such is deemed to be the beneficial owner of 2,206,155 shares, or 7.13% of the Ordinary Shares believed to be outstanding. Clients of Gobi have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. Gobi Master Fund, Ltd., a Cayman Islands exempted company for which Gobi acts as an investment adviser, may be deemed to beneficially own 965,079 of these 2,206,155 shares, which equates to 3.12% of the Ordinary Shares believed to be outstanding. Druid Investment Partners LP, a Delaware limited partnership for which Gobi acts as investment adviser, may be deemed to beneficially own 223,145 of these 2,206,155 shares, which equates to 0.72% of the Ordinary Shares believed to be outstanding. Gobi Concentrated Master Fund Ltd., a business company incorporated and existing under the laws of the British Virgin Islands for which Gobi acts as investment adviser, may be deemed to beneficially own 1,017,931of these 2,206,155 shares, which equates to 3.29% of the Ordinary Shares believed to be outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

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Item 10.	Certification

Certification with respect to Gobi Capital LLC and Bo Shan:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A : Joint Filing Agreement by and between the Reporting Persons dated February 14, 2024.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

/s/ Bo L. Shan
Bo L. Shan, as Managing Member of Gobi Capital LLC

/s/ Bo L. Shan
Bo L. Shan

CUSIP No. Y4600W108	13G/A	Page 9 of 9

EXHIBIT INDEX

Ex.

A	Joint Filing Agreement